EXHIBIT 10.1

ASSET PURCHASE AGREEMENT
by and among
HOLLYWOOD MEDIA CORP.,
SHOWTIMES.COM, INC.,
BRETT WEST
and
WEST WORLD MEDIA, LLC

Dated as of August 24, 2007

ARTICLE I	DEFINITIONS	1

1.1	Certain Definitions	1

1.2	Terms Defined Elsewhere in this Agreement	7

1.3	Other Definitional and Interpretive Matters	8

ARTICLE II	PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES	9

2.1	Purchase and Sale of Assets	9

2.2	Excluded Assets	11

2.3	Assumption of Liabilities	12

2.4	Excluded Liabilities	12

2.5	Further Conveyances and Assumptions	13

2.6	Bulk Sales Laws	13

2.7	Total Consideration Allocation	13

ARTICLE III	CONSIDERATION	14

3.1	Consideration	14

3.2	Payment of Cash Consideration	14

3.3	Cash Consideration Adjustment	14

ARTICLE IV	CLOSING	16

4.1	Closing Date	16

4.2	Seller Closing Deliverables	16

4.3	Purchaser Closing Deliverables	17

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF SELLER	17

5.1	Organization and Good Standing	17

5.2	Authorization of Agreement	18

5.3	Conflicts; Consents of Third Parties	18

5.4	Financial Statements	18

5.5	No Undisclosed Liabilities	19

5.6	Title to Purchased Assets	19

5.7	Real Property	20

5.8	Tangible Personal Property	20

5.9	Intellectual Property	20

5.10	Compliance with Laws	21

5.11	Material Contracts	21

i

5.12	Employee Benefit Plans	22

5.13	Litigation	23

5.14	Subsidiaries	23

5.15	Financial Advisors	23

5.16	Taxes	24

5.17	No Other Representations or Warranties; Schedules	25

ARTICLE VI	REPRESENTATIONS AND WARRANTIES OF PURCHASER	25

6.1	Organization and Good Standing	25

6.2	Authorization of Agreement	25

6.3	Conflicts; Consents of Third Parties	26

6.4	Litigation	26

6.5	Financial Advisors	26

6.6	Solvency	27

6.7	No Knowledge of Breach	27

6.8	Condition of the Business	27

ARTICLE VII	COVENANTS	27

7.1	Public Announcements	27

7.2	Government Bodies	28

7.3	Confidentiality	28

7.4	Preservation of Records	29

7.5	Use of Name	29

7.6	Ridgefield Lease Guarantee	29

7.7	Mail; Collection of Receivables	30

ARTICLE VIII	EMPLOYEES AND EMPLOYEE BENEFITS	31

8.1	Employment	31

8.2	Employee Benefits	32

ARTICLE IX	[Intentionally Omitted.]	33

ARTICLE X	SURVIVAL; INDEMNIFICATION	33

10.1	Survival of Representations, Warranties and Covenants	33

10.2	Indemnification by Seller	33

10.3	Indemnification by Purchaser	33

10.4	Indemnification by West	34

10.5	Procedures	34

10.6	Limits on Indemnification	36

10.7	Excluded Liabilities	37

ARTICLE XI	MISCELLANEOUS	37

11.1	Payment of Sales, Use or Similar Taxes	37

11.2	Expenses	37

11.3	Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial	38

11.4	Entire Agreement; Amendments and Waivers	38

11.5	Governing Law	38

11.6	Notices	39

11.7	Severability	39

11.8	Binding Effect; Assignment	39

11.9	Guarantees of Obligations	40

11.10	Non-Recourse	40

11.11	Counterparts	40

Exhibits

A	Form of Bill of Sale

B	Form of Assignment and Assumption Agreement

C	Form of Non-Competition and Non-Solicitation Agreement

D	Form of Content License Agreement

E	Form of Transition Services Agreement

F	Termination of Employment Agreement

G	Form of Joint Press Release

Schedules

Schedule 1.1(a)	Excluded Contracts

Schedule 1.1(b)	Excluded Software

Schedule 1.1(c)	Knowledge of Seller

Schedule 1.1(d)	Accounts Receivable Adjustment

Schedule 1.1(e)	Purchased Intellectual Property

Schedule 2.1(g)	Purchased Internet Domain Names

Schedule 2.2	Excluded Assets

Schedule 2.7	Consideration Allocation

Schedule 5.3(a)	Conflicts

Schedule 5.3(b)	Third Party Consents

Schedule 5.4(a)	Financial Statements

Schedule 5.4(b)	GAAP Matters

Schedule 5.5	Undisclosed Liabilities

Schedule 5.6(b)	Title to Purchased Assets

Schedule 5.7	Real Property Leases

Schedule 5.8	Personal Property Leases

Schedule 5.9(b)	Intellectual Property Licensing

Schedule 5.9(c)	Intellectual Property Default

Schedule 5.9(d)	Intellectual Property Infringement

Schedule 5.9(e)	Software

Schedule 5.10	Compliance with Laws

Schedule 5.11(a)	Material Contracts

Schedule 5.12(a)	Employee Benefit Plans

Schedule 5.12(c)	Suits and Proceedings Relating to Parent Benefit Plans

Schedule 5.12(e)	Compliance with Employment Laws

Schedule 5.12(f)	Former Employees

Schedule 5.13	Litigation

Schedule 5.15	Seller’s Financial Advisors

Schedule 5.16(a)	Tax Returns

Schedule 5.16(b)	Filed Tax Returns

Schedule 5.16(c)	Audits

Schedule 5.16(g)	Tax Sharing Agreements

Schedule 6.3(a)	Conflicts

Schedule 6.5	Purchaser’s Financial Advisors

Schedule 7.5(a)	Purchased Marks

Schedule 7.5(b)	Restricted Marks

Schedule 8.1(b)	Severance Policies

v

ASSET PURCHASE AGREEMENT
     This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of August 24, 2007, is entered into by and among HOLLYWOOD MEDIA CORP., a Florida corporation (“Parent”), SHOWTIMES.COM, INC., a Delaware corporation (“Seller”), BRETT WEST (“West”) and WEST WORLD MEDIA, LLC, a Delaware limited liability company (“Purchaser”).
WITNESSETH:
     WHEREAS, Seller presently conducts the Business;
     WHEREAS, Seller desires to sell, transfer and assign to Purchaser, and Purchaser desires to acquire and assume from Seller, all of the Purchased Assets and Assumed Liabilities, all as more specifically provided herein; and
     WHEREAS, certain terms used in this Agreement are defined in Section 1.1;
     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:
ARTICLE I
DEFINITIONS
          1.1 Certain Definitions.
     For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:
     “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.
     “Business” means Parent’s business known as the “Source” business, as conducted by Sellers in the United States on January 11, 2007, which Source Business is comprised of three related lines of business: CinemaSource, EventSource, ExhibitorAds and Front Row Marketing. CinemaSource compiles movie showtimes data from movie theaters and supplies such data to its customers through licensing agreements under which the data is displayed by its customers in newspapers, on websites and through cell phone services. EventSource similarly compiles and syndicates detailed information on local and community events in numerous cities, including concerts and live music, sporting events, festivals, fairs and shows, touring companies, community playhouses and dinner theaters. ExhibitorAds and Front Row Marketing prepare traditional newspaper display advertisements integrating movie showtimes information on behalf of movie exhibitors and provides movie exhibitors with website-hosting services as well as email newsletters and printed materials for distribution to moviegoers. The “Business” excludes all business conducted by the Excluded Subsidiaries.

     “Business Day” means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized to close.
     “Closing Working Capital” means the Net Working Capital as of the end of business on the Closing Date.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Contract” means any written or oral contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease or license.
     “Documents” means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, title policies, customer and supplier lists, regulatory filings, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.), and other similar materials related exclusively to the Business and the Purchased Assets, in each case whether or not in electronic form; provided that “Documents” shall not include duplicate copies of such Documents retained by Seller or its Affiliates subject to the obligations relating to the use and disclosure thereof set forth in this Agreement. In the event any Documents are used by any other business of the Seller or Parent, copies thereof shall be provided to Purchaser, provided that Seller may redact those portions of such copies not related to the Business prior to providing such copies to Purchaser.
     “Employee” means all employees who are employed by Seller on the Closing Date immediately prior to the Closing.
     “Excluded Contracts” means the Contracts listed on Schedule 1.1(a).
     “Excluded Intellectual Property” means all Intellectual Property that is not Purchased Intellectual Property.
     “Excluded Receivables” means those accounts receivable of Seller that are 90 days or more past due as of the Closing Date.
     “Excluded Software” means all Software owned by Seller and used in the Business that is not Purchased Software, as set forth on Schedule 1.1(b), it being understood and agreed that any Software that is owned by Parent or any current or former Affiliate of Parent (other than Seller) shall not be Purchased Software. For the avoidance of doubt, all Software owned by the Excluded Subsidiaries (including without limitation Software used in the plasma display business of the Excluded Subsidiaries) shall be Excluded Software.
     “Excluded Subsidiaries” means, collectively, Cinemasource UK Limited, an entity organized under the laws of the United Kingdom, and each of its Subsidiaries.

     “Former Employees” means the former employees of Seller who are no longer employed by Seller on the Closing Date.
     “Furniture and Equipment” means all furniture, fixtures, furnishings, equipment, vehicles, leasehold improvements, and other tangible personal property owned by Seller, including all artwork, desks, chairs, tables, Hardware, copiers, telephone lines and numbers, telecopy machines and other telecommunication equipment, cubicles and miscellaneous office furnishings and supplies.
     “GAAP” means generally accepted accounting principles in the United States.
     “Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).
     “Hardware” means any and all computer and computer-related hardware, including, but not limited to, computers, file servers, facsimile servers, scanners, color printers, laser printers and networks.
     “Indebtedness” of any Person means, without duplication, (i) the principal amount of, and accreted value and accrued and unpaid interest in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities); (iii) all obligations of the type referred to in clauses (i) through (ii) of any Persons the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise; and (iv) all obligations of the type referred to in clauses (i) through (iii) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person). Notwithstanding the foregoing, Indebtedness does not include lease obligations capitalized in accordance with GAAP.
     “Intellectual Property” means all of the following: (i) patents and applications therefor (along with all patents issuing thereon), including continuations, divisionals, continuations-in-part, reissues, reexaminations and extensions thereof; (ii) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos and corporate names, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof (collectively, “Marks”); (iii) copyrights and registrations and applications therefor, copyrightable works of authorship and mask work rights; (iv) trade secrets; and (v) internet domain names.
     “Intellectual Property Licenses” means (i) any grant by Seller to a third Person of any right relating to or under the Purchased Intellectual Property; and (ii) any grant to Seller of any right relating to or under any third Person’s Intellectual Property which is used exclusively in the Business.

     “IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of Treasury.
     “Knowledge of Seller” means the knowledge, as to a specified fact or event, of those Persons identified on Schedule 1.1(c).
     “Law” means any federal, state, local law, statute, code, ordinance, rule or regulation.
     “Legal Proceeding” means any judicial, administrative or arbitral actions, suits or proceedings (public or private) by or before a Governmental Body.
     “Liability” means any debt, liability or obligation (whether absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due).
     “Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, right of first offer, easement, servitude or transfer restriction.
     “Material Adverse Effect” means any change, event, circumstance or effect, individually or when aggregated with other changes, events, circumstances or effects that is materially adverse to the Business, financial condition or results of operations of the Business (taken as a whole), it being understood that none of the following alone or in combination shall be deemed in and of itself to constitute a Material Adverse Effect: (i) the effect of any changes in the United States or foreign economies or securities or financial markets in general; (ii) the effect of any change that generally affects any industry in which the Business operates; (iii) the effect of any change arising in connection with earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions, whether arising before, on or after the date hereof; (iv) the effect of any action or failure to act of Purchaser, West or any of their respective Affiliates with respect to the transactions contemplated hereby or with respect to the Business (including any breach of this Agreement or the Confidentiality Agreements by Purchaser, West or any of their respective Affiliates); (v) any matter of which Purchaser, West or any of their respective Affiliates has knowledge on or before the date hereof; (vi) the effect of any changes in applicable Laws or in generally accepted accounting principles or any other applicable accounting standards, or changes in general legal, regulatory or political conditions; (vii) the failure of Seller to meet any of its internal projections (including any projections provided to Purchaser, West or any of their respective Affiliates); (viii) any action taken by Parent or Seller as contemplated or permitted by this Agreement or with Purchaser’s and West’s consent; and (ix) any effect pertaining to the negotiation, execution, announcement, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby, including (1) the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, distributors or partners and (2) any resulting shortfalls or declines in revenue, margins or profitability.
     “Net Working Capital” means the current assets of Seller included in the Purchased Assets, reduced by the current liabilities (including deferred revenues) included in the Assumed Liabilities of the Business, in each case as determined in accordance with GAAP consistent with past practice. For purposes of determining the Net Working Capital, the accounts receivable portion of the Seller’s Closing Date Balance Sheet shall be adjusted as described on Schedule 1.1(d). For avoidance of doubt, it is understood and agreed that prepaid revenues shall be deemed current liabilities for purposes of determining Net Working Capital.
     “Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.
     “Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the Business, as conducted by Seller.
     “Parent Benefit Plan” means any “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) sponsored by Parent for the benefit of any Employee.
     “Past Due Receivables” means those accounts receivable of Seller that are 61 or more days past due but less than 90 days past due as of the Closing Date.
     “Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body.
     “Permitted Exceptions” means (i) all defects, exceptions, restrictions, easements, rights of way and such other imperfections in title, charges, easements, restrictions and encumbrances disclosed in policies of title insurance; (ii) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings; (iii) mechanics’, landlords’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business; (iv) zoning, entitlement and other land use and environmental regulations by any Governmental Body; (v) title of a lessor under a capital or operating lease; and (vi) such other imperfections in title, charges, easements, restrictions and encumbrances which do not materially interfere with the operation of the Business.
     “Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.
     “Plasma Capital Expenditures” means the aggregate amount of all capital expenditures made by Seller on or after January 20, 2007 and before the Closing Date in respect of the plasma display business of Seller.
     “Products” means any and all movie brochures and similar tangible products developed, manufactured, marketed or sold by the Business.
     “Purchased Contracts” means, other than the Excluded Contracts, all (i) Contracts to which Seller is a party or by which the Purchased Assets are bound that relate exclusively to the Business, and (ii) information technology Contracts to which Parent or any of its Affiliates is a party, but only to the extent they relate to the Business (other than (a) any Contracts relating to Software offered by Great Plains Software Inc. or under the Great Plains or Microsoft Dynamics brand names and (b) any Contracts relating to Software used by the Excluded Subsidiaries (including, without limitation, Software used in the plasma display business of the Excluded Subsidiaries)), in each case if they are assignable in relevant part without impairing the rights of Parent or its Affiliates thereunder and to the extent such assignment would not require the consent of, or the payment of consideration to, the counterparty thereto.
     “Purchased Intellectual Property” means (i) all Intellectual Property owned by Seller and used exclusively in the Business as set forth on Schedule 1.1(e), but with respect to the internet domain names, only those listed on Schedule 2.1(g); and (ii) certain domain names owned by Parent or its Affiliates, as set forth on Schedule 2.1(g).
     “Purchased Software” means all Software owned by Seller and used exclusively in the Business.
     “Seller’s Transaction Expenses” means all out-of-pocket expenses incurred by Seller to third parties in connection with the transaction contemplated by this Agreement.
     “Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; and (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise.
     “Subsidiary” means any Person of which a majority of the outstanding share capital, voting securities or other voting equity interests are owned, directly or indirectly, by Seller, except for the Excluded Subsidiaries.
     “Target Working Capital” means $375,000 less the Plasma Capital Expenditures.
     “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and other Tax Authority charges of any kind whatsoever, including any liability therefor as a transferee (including under Section 6901 of the Code), as a result of Treasury Regulation Section 1.1502-6, or any similar provision of state, local, or foreign Law, or as a result of any Tax sharing or similar agreement, together with all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority.
     “Taxing Authority” means the IRS and any other Governmental Body responsible for the administration of any Tax.
     “Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes Seller or any of its Affiliates.

     “Transfer Documents” means the Bill of Sale and the Assignment and Assumption Agreement.
          1.2 Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section
Agreement	Preamble
Assignment and Assumption Agreement	4.2(b)
Assumed Liabilities	2.3
Balance Sheet	5.4(a)
Balance Sheet Date	5.4(a)
Balance Sheet Liabilities	5.5
Bill of Sale	4.2(a)
Cash Consideration	3.1
Closing	4.1
Closing Date	4.1
Closing Statement	3.3(a)
COBRA	5.12(d)
Confidentiality Agreements	7.3(a)
Content License Agreement	4.2(e)
Credit Agreement	7.3(a)
ERISA	1.1 (in Parent Benefit Plan definition)
Excluded Assets	2.2
Excluded Liabilities	2.4
Final Working Capital	3.3(e)
Financial Statements	5.4(a)
Indemnified Party	10.5(a)
Indemnifying Party	10.5(a)
Independent Accountant	3.3(c)
Lenders	7.3(a)
Losses	10.2
Marks	1.1 (in Intellectual Property definition)
Material Contracts	5.11(a)
Non-Competition and Non-Solicitation Agreement	4.2(c)
Parent	Preamble
Plainfield	7.3(a)
Personal Property Leases	5.8
Purchased Assets	2.1
Purchased Marks	7.5
Purchaser	Preamble
Purchaser Documents	6.2
Purchaser Indemnified Parties	10.2
Real Property Lease	5.7

Term	Section
Restricted Marks	7.5
Retained Marks	7.5
Ridgefield Lease Guarantee	7.6
Seller	Preamble
Seller Documents	5.2
Seller Indemnified Parties	10.3
Standard Procedure	8.1(c)
Surviving Claims	10.1
Termination of Employment	4.3(f)
Agreement
Third Party Claim	10.5(a)
Total Consideration	3.1
Transferred Employees	8.1(a)
Transition Services Agreement	4.2(f)
WARN Act	8.2(e)
West	Preamble
          1.3 Other Definitional and Interpretive Matters.
          (a) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:
     Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.
     Dollars. Any reference in this Agreement to $ shall mean U.S. dollars.
     Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any matter or item disclosed on one Schedule shall be deemed to have been disclosed on each other Schedule with respect to other representations and warranties relating to such matter or item to the extent there is a cross-reference to such other Schedules or to the extent that it is reasonably apparent from such disclosure that it is relevant to other representations and warranties contained therein. Disclosure of any item on any Schedule shall not constitute an admission that such item or matter is material or would have a Material Adverse Effect. The Seller may, at its option, include in the Schedules items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. No disclosure on a Schedule relating to a possible breach or violation of any Contract, Law or Order shall be construed as an admission that a breach or violation exists or has actually occurred. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

     Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.
     Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.
     Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.
     Including. The word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.
     Reflected On or Set Forth In. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (a) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation, (b) such item is otherwise specifically set forth on the balance sheet or financial statements or (c) such item is reflected on the balance sheet or financial statements and is specifically set forth in the notes thereto.
          (b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
ARTICLE II
PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES
          2.1 Purchase and Sale of Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing Purchaser shall purchase, acquire and accept from Seller, and Seller shall sell, transfer, assign, convey and deliver to Purchaser, all of Seller’s right, title and interest in, to and under the Purchased Assets. “Purchased Assets” means all of the assets of Seller, other than the Excluded Assets, as of the Closing, including the following:
          (a) all rights and benefits of Seller under the Purchased Contracts;
          (b) all accounts receivable of Seller other than the Excluded Receivables;

          (c) all inventory and supplies of Seller used, held for use, useful or maintained by the Seller for the Business and located in Ridgefield, CT;
          (d) all deposits (including customer deposits and security deposits for rent, electricity, telephone or otherwise) and prepaid charges and expenses, including any prepaid rent, of Seller related to any Purchased Assets;
          (e) all rights and benefits of Seller under each Real Property Lease, together with all improvements, fixtures and other appurtenances thereto and rights in respect thereof;
          (f) all Furniture and Equipment;
          (g) all Purchased Intellectual Property, but with respect to internet domain names, only those listed on Schedule 2.1(g);
          (h) any copies of personnel files pertaining to any Transferred Employee or (to the extent available) Former Employee;
          (i) all Documents, including Documents relating to Products, services, marketing, advertising, promotional materials, Purchased Intellectual Property, and all files, customer files and documents (including credit information), supplier lists, records, literature and correspondence;
          (j) to the extent transferable, all Permits used by Seller in the Business;
          (k) all rights of Seller under non-disclosure or confidentiality, non-compete or non-solicitation agreements with Employees and Former Employees to which Seller is a party to the extent relating to the Business or the Purchased Assets;
          (l) all rights of Seller under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors to the extent relating to Products sold, or services provided, to Seller or to the extent affecting any Purchased Assets;
          (m) all claims or causes of actions of Seller against third parties to the extent related to the Business or the Purchased Assets, including claims and causes of action for infringement of Purchased Intellectual Property (whether or not heretofore asserted), but excluding (i) any claims of Seller against Parent or any of Parent’s direct or indirect subsidiaries or MovieTickets.com, Inc. or any of their respective directors and officers (A) arising under this Agreement or any other Seller Document or (B) related to the Business or a Purchased Asset prior to the date hereof and (ii) any claims under Seller’s insurance policies for damage to Purchased Assets;
          (n) all goodwill (including the goodwill associated with the Purchased Intellectual Property) and other intangible assets (including any rights of Seller to use the telephone and facsimile numbers used in the Business) associated with the Business; and
          (o) Purchased Software.

          2.2 Excluded Assets. Nothing herein contained shall be deemed to sell, transfer, assign or convey the Excluded Assets to Purchaser, and Seller shall retain all right, title and interest to, in and under the Excluded Assets. “Excluded Assets” means the following assets, properties, interests and rights of Seller:
          (a) any equity or indebtedness of the Excluded Subsidiaries, and their respective businesses, assets, liabilities and operations;
          (b) the Excluded Contracts;
          (c) all cash, cash equivalents, bank deposits or similar cash items;
          (d) all minute books, organizational documents, stock registers and such other books and records as pertain to ownership, organization or existence of Seller, and duplicate copies of such records as are necessary to enable Seller to file Tax Returns and reports;
          (e) all Excluded Intellectual Property, including, but not limited to, all internet domain names of the Seller and its Affiliates, except for the internet domain names listed on Schedule 2.1(g);
          (f) any (i) books and records that Seller is required by Law to retain; provided, however, that Purchaser shall have the right to make copies of any portions of such retained books and records that relate to the Business or any of the Purchased Assets; (ii) information management systems of Seller, other than those used exclusively in the Business; and (iii) documents relating to proposals to acquire the Business by Persons other than Purchaser and its Affiliates;
          (g) any claim, right or interest of Seller in or to any refund, rebate, abatement or other recovery for Taxes of Seller, except for any refund, rebate, abatement or other recovery for Taxes allocated to Purchaser in Sections 2.3(e) and 11.1, together with any interest due thereon or penalty rebate arising therefrom;
          (h) all insurance policies or rights to proceeds thereof relating to the assets, properties, business and operations of Seller, including claims under Seller’s insurance policies for damage to Purchased Assets;
          (i) any claims of Seller against Parent or any of Parent’s direct or indirect subsidiaries or MovieTickets.com, Inc. or any of their respective directors and officers (A) arising under this Agreement or any other Seller Document or (B) related to the Business or a Purchased Asset prior to the date hereof and any claims under Seller’s insurance policies for damage to Purchased Assets;
          (j) all Tax Returns and financial statements of Seller and the Business and all records (including working papers) related thereto;
          (k) all of Seller’s causes of action, claims, credits, demands or rights of set-off against third parties, to the extent related to any Excluded Assets;

          (l) all rights that accrue to Seller under this Agreement;
          (m) the Excluded Software;
          (n) the Excluded Receivables;
          (o) all intercompany accounts and receivables owed by Parent or any of its Subsidiaries to Seller as of the Closing Date; and
          (p) any other Excluded Assets listed on Schedule 2.2.
          2.3 Assumption of Liabilities. At the Closing Purchaser shall assume, effective as of the Closing, and shall timely perform, pay and discharge in accordance with their respective terms, all Liabilities of Seller, other than the Excluded Liabilities, (collectively, the “Assumed Liabilities”), including without limitation the following Liabilities:
          (a) Liabilities of Seller under the Purchased Contracts;
          (b) Liabilities arising from the sale of Products in the Ordinary Course of Business pursuant to product warranties, product returns and rebates;
          (c) Liabilities constituting, or arising in connection with, accounts payable existing on the Closing Date (including, for the avoidance of doubt, (i) invoiced accounts payable and (ii) accrued but uninvoiced accounts payable);
          (d) all Liabilities with respect to the Business, the Purchased Assets, the Employees and the Former Employees, including with respect to (i) the employment or performance of services, or termination of employment or services by Seller of any individual, or (ii) workers’ compensation claims against Seller, irrespective of whether such claims are made prior to or after the Closing; and
          (e) Liabilities for property Taxes relating to the Purchased Assets for all taxable periods (or portions thereof) beginning after the Closing Date and with respect to periods that include the Closing Date property Taxes allocated to the period beginning after the Closing Date, based on the number of days in the period beginning after the Closing Date to the total number of days in the period.
          2.4 Excluded Liabilities. Purchaser will not assume or be liable for any Excluded Liabilities. “Excluded Liabilities” means the following Liabilities:
          (a) all Liabilities arising out of Excluded Assets;
          (b) except as otherwise provided in Sections 2.3(e) and 11.1, all Liabilities of Parent, Seller and their Affiliates for Taxes;
          (c) For avoidance of doubt, Liabilities of Seller, if any, arising under or in connection with the Parent Benefit Plans except as specifically set forth in Article VIII or to the extent accrued on the Closing Date Balance Sheet;

          (d) Liabilities in respect of Seller’s Transaction Expenses;
          (e) Liabilities or obligations of Seller under this Agreement;
          (f) Liabilities or obligations arising from the operations of Seller after the Closing, including any Liabilities or obligations based on acts or omissions of Seller occurring after the Closing; provided, however, that an Assumed Liability shall not pursuant to this Section 2.4(f) become an Excluded Liability by virtue of any act or omission of Seller after the Closing in connection with the enforcement of its rights (including mitigation of Losses), or the performance of its obligations, under this Agreement (including under Section 2.3) or any other Seller Documents, including the Transition Services Agreement (as defined below);
          (g) all intercompany accounts and receivables owed by Seller to Parent or any of its Subsidiaries as of the Closing Date; and
          (h) Liabilities in respect of any Indebtedness outstanding as of the Closing Date, other than leases that are included in the Purchased Assets.
          2.5 Further Conveyances and Assumptions. From time to time following the Closing, Seller and Purchaser shall execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquittances and such other instruments, and shall take such further actions, as may be reasonably necessary or appropriate to assure fully to Purchaser and its successors or assigns all of the rights, titles and interests intended to be conveyed to Purchaser under this Agreement and the Transfer Documents, and to assure fully to Seller and its Affiliates and successors and assigns the assumption of the liabilities and obligations intended to be assumed by Purchaser under this Agreement and the Transfer Documents, and to otherwise make effective the transactions contemplated hereby and thereby.
          2.6 Bulk Sales Laws. Purchaser hereby waives compliance by Seller with the requirements and provisions of any “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Purchaser.
          2.7 Total Consideration Allocation. Seller and Purchaser shall allocate the Total Consideration in accordance with Section 1060 of the Code and the Treasury Regulations issued thereunder, as specified on Schedule 2.7. Any adjustments to the Total Consideration shall result in an adjustment to Allocation in accordance with Section 1060 of the Code and the Treasury Regulations issued thereunder. The Allocation, as so adjusted, shall be binding on the parties for all purposes. Purchaser and Seller shall prepare and timely file Form 8594 (Asset Acquisition Statement under Section 1060 of the Code) including any required amendments or supplements thereto, which shall reflect and be consistent with the Allocation and any adjustments thereto. Neither Purchaser nor Seller shall, nor shall they permit their respective Affiliates to, take any position inconsistent with the Form 8594, as appropriately adjusted.

ARTICLE III
CONSIDERATION
          3.1 Consideration. The aggregate consideration for the Purchased Assets shall be (a) an amount in cash equal to $23,000,000 (the “Cash Consideration”), subject to adjustment as provided in Section 3.3, and (b) the assumption of the Assumed Liabilities (collectively, the “Total Consideration”).
          3.2 Payment of Cash Consideration . On the Closing Date, Purchaser shall pay the Cash Consideration to Seller by wire transfer of immediately available funds into an account or accounts designated in writing by Seller.
          3.3 Cash Consideration Adjustment.
          (a) As promptly as practicable, but no later than ninety (90) days after the Closing Date, Seller shall cause to be prepared and delivered to Purchaser the Closing Statement (as defined below) and a certificate based on such Closing Statement setting forth Seller’s calculation of Closing Working Capital. The closing statement (the “Closing Statement”) shall present the Closing Working Capital. The preparation of the Closing Statement shall be for the sole purpose of determining the difference between the Target Working Capital and the Final Working Capital (as defined below) and for calculating the payment to be made pursuant to Section 3.3(e) below.
          (b) If Purchaser disagrees with Seller’s calculation of Closing Working Capital delivered pursuant to Section 3.3(a), Purchaser may, within thirty (30) days after delivery of the Closing Statement, deliver a notice to Seller stating that Purchaser disagrees with such calculation and specifying in reasonable detail those items or amounts as to which Purchaser disagrees and the basis therefore and reasonable documentation and evidence of such basis. A failure by Purchaser to object within the ten (10) day period described above shall be deemed a waiver by Purchaser of any future objection. Purchaser shall be deemed to have agreed with all other items and amounts contained in the Closing Statement and the calculation of Closing Working Capital delivered pursuant to Section 3.3(a).
          (c) If a notice of disagreement shall be duly delivered pursuant to Section 3.3(b), Purchaser and Seller shall, during the fifteen (15) days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Working Capital. If during such period, Purchaser and Seller are unable to reach such agreement, they shall promptly thereafter cause BDO Seidman, LLP or such other independent accounting firm they mutually agree to select, as the case may be (the “Independent Accountant”), to review this Agreement and the disputed items or amounts for the purpose of calculating Closing Working Capital (it being understood that in making such calculation, the Independent Accountant shall be functioning as an expert and not as an arbitrator). Each of Purchaser and Seller agrees that it shall not engage, or agree to engage, the Independent Accountant to perform any services other than as the Independent Accountant pursuant hereto until the Closing Statement and Final Working Capital have been finally determined pursuant to this Section 3.3. Each party agrees to execute, if requested by the

Independent Accountant, a reasonable engagement letter. Purchaser and Seller shall cooperate with the Independent Accountant and promptly provide all documents and information requested by the Independent Accountant. The Independent Accountant shall select as a resolution the position of either Seller or Purchaser for each item of disagreement. In making such calculation, the Independent Accountant shall consider only those items or amounts in the Closing Statement and the calculation of Closing Working Capital as to which Purchaser has disagreed as permitted in its notice of disagreement duly delivered pursuant to Section 3.3(b). The Independent Accountant shall deliver to Purchaser and Seller, as promptly as practicable (but in any case no later than thirty (30) days from the date of engagement of the Independent Accountant), a report setting forth its calculation of Closing Working Capital, including the basis for and explanation of any difference from the Closing Statement. Such report shall be final and binding upon Purchaser and Seller, shall be deemed a final arbitration award that is binding on Purchaser and Seller, and neither Purchaser nor Seller shall seek further recourse to courts or other tribunals, other than to enforce such report. Judgment may be entered to enforce such report in any court of competent jurisdiction. The Independent Accountant will determine the allocation of the cost of its review and report based on the inverse of the percentage its determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Independent Accountant. For example, should the items in dispute total in amount to $1,000 and the Independent Accountant awards $600 in favor of the Seller’s position, 60% of the costs of its review would be borne by Purchaser and 40% of the costs would be borne by the Seller.
          (d) Purchaser and Seller shall, and shall cause their respective representatives to, cooperate and assist in the preparation of the Closing Statement and the calculation of Closing Working Capital and in the conduct of the review referred to in this Section 3.3, including the making available to the extent necessary of books, records, work papers and personnel.
          (e) If the Final Working Capital exceeds Target Working Capital as of the Closing Date, Purchaser shall pay to Seller, in the manner and with interest provided in Section 3.3(f), the amount of such excess as an adjustment to the Cash Consideration and, if Target Working Capital exceeds Final Working Capital, Seller shall pay to Purchaser, the amount of such excess as an adjustment to the Cash Consideration, in the manner and with interest provided in Section 3.3(f). “Final Working Capital” means Closing Working Capital (i) as shown in Seller’s calculation delivered pursuant to Section 3.3(a) if no notice of disagreement with respect thereto is duly delivered pursuant to Section 3.3(b); or (ii) if such a notice of disagreement is delivered, (A) as agreed by Purchaser and Seller pursuant to Section 3.3(c) or (B) in the absence of such agreement, as shown in the Independent Accountant’s calculation delivered pursuant to Section 3.3(c); provided, however, that in no event shall Final Working Capital be more than Seller’s calculation of Closing Working Capital delivered pursuant to Section 3.3(a) or less than Purchaser’s calculation of Closing Working Capital delivered pursuant to Section 3.3(b).
          (f) Any payment pursuant to Section 3.3(e) shall be made at a mutually convenient time and place within five (5) Business Days after Final Working Capital has been determined by wire transfer by Purchaser or Seller, as the case may be, of immediately available funds to the account of such other party as may be designated in writing by such other party. The amount of any payment to be made pursuant to this Section 3.3 shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the rate of interest published from time to time by The Wall Street Journal Eastern Edition as the

“prime rate” at large U.S. money center banks during the period from the Closing Date to the date of such payment. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.
ARTICLE IV
CLOSING
          4.1 Closing Date. The consummation of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities provided for in Article II hereof (the “Closing”) shall take place at the offices of Sonnenschein Nath & Rosenthal LLP located at 1221 Avenue of the Americas, New York, New York 10020 (or at such other place as the parties may designate in writing) at 10:00 a.m. (New York City time) on the date hereof (the “Closing Date”), unless another time, date or place is agreed to in writing by the parties hereto.
          4.2 Seller Closing Deliverables. On the Closing Date, the following shall be delivered to Purchaser:
          (a) Seller shall deliver, or cause to be delivered, a duly executed bill of sale in the form attached as Exhibit A hereto (the “Bill of Sale”);
          (b) Seller shall deliver, or cause to be delivered, a duly executed counterpart to an assignment and assumption agreement in the form attached as Exhibit B hereto (the “Assignment and Assumption Agreement”);
          (c) Parent and Seller shall deliver, or cause to be delivered, duly executed counterparts to a non-competition and non-solicitation agreement in the form attached as Exhibit C hereto (the “Non-Competition and Non-Solicitation Agreement”);
          (d) Parent shall deliver, or cause to be delivered, a duly executed counterpart to a content license agreement in the form attached as Exhibit D hereto (the “Content License Agreement”);
          (e) Parent shall deliver, or cause to be delivered, a duly executed counterpart to a transition services agreement in the form attached as Exhibit E hereto (the “Transition Services Agreement”);
          (f) Parent and Seller shall deliver, or cause to be delivered, duly executed counterparts to an agreement terminating that certain Employment Agreement, dated March 30, 2006, by and among Seller, Parent and Brett West, in the form attached as Exhibit F hereto (the “Termination of Employment Agreement”);
          (g) Seller shall deliver, or cause to be delivered, assignment and assumption agreements in respect of (i) the Licensing Agreement, dated as of December 21, 2001, by and among AOL Online, Inc., Seller, Broadway.com, Inc. and Hollywood.com Inc., as amended, and (ii) the Lease by and between CH Realty Corp, LLC and Seller, dated as of July 22, 2002, as amended by the lease extension agreement dated as of September 21, 2004; and

          (h) Seller shall deliver to Purchaser an executed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).
          4.3 Purchaser Closing Deliverables. On the Closing Date, in addition to payment of the Total Consideration pursuant to Section 3.2, the following shall be delivered to Seller and/or Parent, as the case may be:
          (a) Purchaser shall deliver, or cause to be delivered, to Parent and Seller evidence of the wire transfers referred to in Section 3.2;
          (b) Purchaser shall deliver, or cause to be delivered, to Seller a duly executed counterpart to the Assignment and Assumption Agreement;
          (c) Purchaser shall deliver, or cause to be delivered, to Parent a duly executed counterpart of each of Purchaser, West and Hugh Kinsman to the Non-Competition and Non-Solicitation Agreement;
          (d) Purchaser shall deliver, or cause to be delivered, to Parent a duly executed counterpart to the Content License Agreement;
          (e) Purchaser shall deliver, or cause to be delivered, to Parent a duly executed counterpart to the Transition Services Agreement;
          (f) Purchaser shall deliver, or cause to be delivered, to Parent and Seller a duly executed counterpart of West to the Termination of Employment Agreement; and
          (g) Each of Purchaser and West shall, and shall cause Kinsman to, deliver to Seller an executed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLER
     Subject to Section 10.6(d), Seller hereby represents and warrants to Purchaser that:
          5.1 Organization and Good Standing. Each of Parent and Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. Each of Parent and Seller is duly qualified or authorized to do business and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not have a Material Adverse Effect.

          5.2 Authorization of Agreement. Each of Parent and Seller has all requisite corporate power, authority and legal capacity to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by such entity in connection with the consummation of the transactions contemplated by this Agreement (together with this Agreement, the “Seller Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each of the Seller Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Parent and Seller. This Agreement has been, and each of the Seller Documents will be at or prior to the Closing, duly and validly executed and delivered by Parent and/or Seller (to the extent such entity is a party thereto) and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Seller Documents when so executed and delivered will constitute, the legal, valid and binding obligations of Parent and/or Seller, as applicable, enforceable against Parent and/or Seller, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).
          5.3 Conflicts; Consents of Third Parties.
          (a) Except as set forth on Schedule 5.3(a), none of the execution and delivery by Parent and Seller of this Agreement or the Seller Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by Parent or Seller with any of the provisions hereof or thereof will materially conflict with, or result in any material violation of or material default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the certificate of incorporation and by-laws or comparable organizational documents of Parent or Seller; (ii) to the Knowledge of Seller, any Contract, or material Permit to which Seller is a party or by which any of the properties or assets of Seller is bound; (iii) to the Knowledge of Seller, any Order of any Governmental Body applicable to Seller or by which any of the properties or assets of Seller is bound; or (iv) any applicable Law, other than, in the case of clause (ii), such conflicts, violations, defaults, terminations or cancellations that are not material to the Business.
          (b) Except as set forth on Schedule 5.3(b), no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Body is required on the part of Parent or, to the Knowledge of Seller, Seller in connection with the execution and delivery of this Agreement or the Seller Documents or with the compliance by Parent or Seller with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby, except for such consents, waivers, approvals, Orders, Permits or authorizations the failure of which to obtain would not have a Material Adverse Effect.
          5.4 Financial Statements.
          (a) Schedule 5.4(a) sets forth the unaudited balance sheet of Seller (excluding the Excluded Subsidiaries) at December 31, 2006 and June 30, 2007 and the respective related unaudited statement of income of Seller (excluding the Excluded Subsidiaries) for the year then ended and the six months then ended (such unaudited statements, including any related notes and schedules thereto, are referred to herein as the “Financial Statements”). For the purposes hereof, the unaudited balance sheet of Seller (excluding the Excluded Subsidiaries) as of December 31, 2006 included in the Financial Statements is referred to as the “Balance Sheet” and December 31, 2006 is referred to as the “Balance Sheet Date.”
          (b) To the Knowledge of Seller, except as set forth in the notes thereto and as disclosed on Schedule 5.4(b), the Financial Statements have been prepared in accordance with GAAP consistently applied in accordance with past practice and present fairly in all material respects the respective financial position and results of operations of Seller (excluding the Excluded Subsidiaries) as of the dates and for the periods indicated therein (except to the extent that they have incomplete notes or do not contain footnotes and other presentation items that may be required by GAAP and except, with respect to the unaudited financial statements as of June 30, 2007, for normal year-end adjustments that individually or in the aggregate would not be material).
          5.5 No Undisclosed Liabilities. Except as disclosed on Schedule 5.5, to the Knowledge of Seller, Seller does not have any Liabilities as of the date of this Agreement of the type required to be reflected on, or reserved in the preparation of, a balance sheet prepared in accordance with GAAP consistently applied in accordance with past practice (“Balance Sheet Liabilities”), other than (i) Liabilities reflected in the Financial Statements (including notes and supplemental materials thereto) or the Schedules to this Agreement, (ii) Liabilities incurred after the Balance Sheet Date in the Ordinary Course of Business or as permitted or contemplated under this Agreement, (iii) Liabilities incurred in connection with the transactions contemplated hereby, all of which are Seller Transaction Expenses, (iv) Liabilities under any Contract (which, to the extent required by Section 5.11, are disclosed on Schedule 5.11(a)) to which Seller is a party, (v) Liabilities reflected (but only to the extent of the amount so reflected) in Seller’s calculation Closing Working Capital, or (vi) Liabilities of Seller not covered in the foregoing clauses (i) through (v) that individually or in the aggregate are not material to the Business.
          5.6 Title to Purchased Assets.
          (a) Seller owns and has good title to each asset, other than the Purchased Intellectual Property and the Purchased Software, that Seller is conveying to Purchaser hereunder, free and clear of all Liens other than Permitted Exceptions, provided, however, that with respect to any such asset being conveyed by Seller to Purchaser hereunder that was acquired by Seller from CinemaSource, Inc. pursuant to that certain Asset Purchase Agreement, dated as of March 29, 1999, by and among Big Entertainment, Inc., CinemaSource, Inc., Brett West and Pamela West, Seller makes no representations or warranties with respect to such asset under this Section 5.6, other than, to the extent that Seller has acquired good title to such asset from CinemaSource, Inc., Seller is conveying such title to such asset to Purchaser free and clear of all Liens, other than Permitted Exceptions.
          (b) Except as set forth on Schedule 5.6(b), none of the tangible assets necessary for the Seller to operate the Business are owned by any Affiliate of the Sellers (including, without limitation, Big Online, Inc.).

          This Section 5.6 does not relate to any matters with respect to Intellectual Property, which are addressed exclusively in Section 5.9. Furthermore, in no event shall the representations and warranties contained in this Section 5.6 apply to movie show times data or event data collected, aggregated or distributed in connection with the Business.
          5.7 Real Property. The Seller does not own any real property or interests in real property in fee. Schedule 5.7 sets forth a complete list of all leases of real property by Seller (individually, a “Real Property Lease” and collectively, the “Real Property Leases”) as lessee or lessor. To the Knowledge of Seller, Seller has not received any written notice of any default or event that with notice or lapse of time, or both, would constitute a default by Seller under any of the Real Property Leases.
          5.8 Tangible Personal Property. Schedule 5.8 sets forth all leases of personal property by Seller (“Personal Property Leases”) involving annual payments in excess of $100,000. To the Knowledge of Seller, Seller has not received any written notice of any default or any event that with notice or lapse of time, or both, would constitute a default, by Seller under any of the Personal Property Leases.
          5.9 Intellectual Property.
          (a) Seller has no registered Purchased Intellectual Property.
          (b) Except as set forth on Schedule 5.9(b), to the Knowledge of Seller, Seller owns or has valid licenses to use all material Intellectual Property used by them in the Ordinary Course of Business.
          (c) To the Knowledge of Seller, all of the material Purchased Intellectual Property is valid and enforceable. Except as set forth on Schedule 5.9(c), to the Knowledge of Seller, (i) the material Purchased Intellectual Property used by Seller is not the subject of any challenge received by Seller in writing and (ii) the Seller has not received any written notice of any default or any event that with notice or lapse of time, or both, would constitute a default under any material Intellectual Property License to which Seller is a party or by which they are bound.
          (d) Except as set forth on Schedule 5.9(d), to the Knowledge of Seller, the Seller’s operation of the Business, its products and services, and its use, marketing, sale, or distribution, of any of the foregoing as presently performed and as currently contemplated to be performed does not infringe upon, misappropriate or otherwise violate any Intellectual Property of any third Person.
          (e) To the Knowledge of Seller, Schedule 5.9(e) sets forth a complete and accurate list of all material Purchased Software, excluding any Software available on reasonable terms through commercial distributors or in consumer retail stores for a license fee of no more than $25,000 per year.
          The parties acknowledge that the representations and warranties contained in this Section 5.9 represent the sole and exclusive representations and warranties of Seller made with respect to any Purchased Intellectual Property or Purchased Software. Furthermore, in no event shall the representations and warranties contained in this Section 5.9 apply to movie show times data or event data collected, aggregated or distributed in connection with the Business.

          5.10 Compliance with Laws. To the Knowledge of Seller, Seller is in material compliance with all Laws of any Governmental Body applicable to its business or operations. Except as set forth on Schedule 5.10, Seller has not received any written notice of or been charged with the violation of any Laws.
          5.11 Material Contracts.
          (a) To the Knowledge of Seller, Schedule 5.11(a) sets forth all of the following Contracts to which Seller is a party or by which Seller is bound (collectively, the “Material Contracts”):
     (i) Contracts with Parent or any current officer or director of the Seller (other than Contracts made in the Ordinary Course of Business on terms generally available to similarly situated non-affiliated parties);
     (ii) Contracts for the sale of any of the assets of the Seller other than in the Ordinary Course of Business;
     (iii) Contracts relating to any acquisition to be made by the Seller of any operating business or the capital stock of any other Person;
     (iv) Contracts relating to the incurrence of Indebtedness of the Seller;
     (v) Contracts relating to the lending of money by the Seller (but excluding trade accounts receivable) evidenced by notes, debentures, bonds or other similar instruments;
     (vi) Contracts relating to Seller granting to any Person a Lien on any of the assets of the Seller, in whole or in part (other than Permitted Exceptions or Liens granted in the Ordinary Course of Business);
     (vii) Contracts relating to any Seller capital expenditures, capitalized lease obligations, or its acquisition or construction of fixed assets for or in respect of any real property, involving payments in excess of $100,000;
     (viii) Contracts relating to any Seller purchase, lease or maintenance of equipment, vehicles, inventory, materials, supplies, machinery, equipment, parts or any other property or services (excluding any such Contract (i) made in the Ordinary Course of Business, or (ii) which involves expenditures of less than $100,000, or less than $50,000 annually, or that is terminable by the Seller without penalty on notice of sixty (60) days or less);

     (ix) Contracts under which Seller has granted or received a material license or sublicense (other than generally available off-the-shelf software licenses) under which Seller is obligated to pay or has the right to receive a royalty or license fee in excess of $50,000 per annum (excluding any such Contract (i) made in the Ordinary Course of Business, or (ii) that is terminable by the Seller without penalty on notice of sixty (60) days or less);
     (x) Contracts relating to (i) Seller’s obligation for employment, compensation for employment or severance of employment, or consulting services with the Seller’s officers or directors, or (ii) any other employee or consultant of the Seller who is entitled to base compensation thereunder in excess of $200,000 per annum;
     (xi) any Contract that obligates the Seller not to compete with any business; and
     (xii) any Contract that is a joint venture or partnership contract or a limited liability company operating agreement.
          (b) To the Knowledge of Seller, Seller is not in material default under any Contract that is material to the Business, nor, to the Knowledge of Seller, has any event or omission occurred that through the passage of time or the giving of notice, or both, would constitute a material default by Seller thereunder or cause the acceleration of the Seller’s obligations thereunder. To the Knowledge of Seller, no third party is in material default under any Contract to which Seller is a party, nor, to the Knowledge of Seller, has any event or omission occurred that, through the passage of time or the giving of notice, or both, would constitute a material default thereunder by such third party. Notwithstanding the foregoing, in no event shall the representations and warranties contained in this Section 5.11(b) apply to the use or handling of movie show times or event data collected, aggregated or distributed by the Business pursuant to a Contract with any third party.
          5.12 Employee Benefit Plans.
          (a) Schedule 5.12(a) lists each Parent Benefit Plan. Seller has made available to Purchaser correct and complete copies of (i) each Parent Benefit Plan and (ii) the most recent summary plan description for each Parent Benefit Plan for which such summary plan description is required.
          (b) To the knowledge of Seller, nothing has occurred or is reasonably expected to occur that would disqualify any Parent Employee Plan described in Section 5.12(a) or related trust that is intended to be qualified under Section 401(a) of the Code.
          (c) Seller does not have any liability (contingent or otherwise) to any defined benefit pension plans subject to Title IV of ERISA, including any multiemployer plan within the meaning of Section 4001(a)(3) of ERISA. Except as set forth in Schedule 5.12(c), to the Knowledge of Seller, (i) there are no investigations, claims, suits or proceedings pending with respect to any Parent Benefit Plan in which Purchaser could reasonably expect to be named as a party and (ii) there are no facts relating to any Parent Benefit Plan that are reasonably likely to give rise to any liability to Purchaser (whether by way of indemnity or otherwise) with respect to any governmental investigations, suits, or governmental or judicial proceedings. All premiums required by any Parent Benefit Plan described in Section 5.12(a) for which Seller is responsible for payment have been paid by the due date therefor. All outstanding indebtedness for services performed or accrued vacation, earned commissions or accrued bonuses owed to any Employee have been paid when due or accrued in accordance with generally accepted accounting principles and consistent with past practice on the books of Seller. Except as set forth in Schedule 5.12(c), to the Knowledge of Seller, none of the Parent Benefit Plans has failed to comply with applicable laws in a manner that is reasonably likely to subject the Purchaser to any liability that has not been accrued in the Closing Date Balance Sheet.
          (d) Seller does not maintain or contribute to any Parent Benefit Plan which provides, or has any liability to provide, post-retirement benefits coverage (e.g. retiree life insurance, retiree medical or other retiree welfare benefits coverage (other than severance and accrued vacation and holiday pay)) to any Employee upon his retirement or termination of employment, except for continuation of group health coverage required by Section 4980B of the Code or Sections 601-609 of ERISA (“COBRA”) or similar state law, and to the Knowledge of Seller, Seller has never promised, represented to, or contracted with (orally or in writing) any Employee (individually or as a group) that life insurance, medical or other employee welfare benefits coverage (other than severance and accrued vacation and holiday pay) would be provided upon their retirement or termination of employment, except to the extent required by applicable law or as provided in an employment agreement.
          (e) Except as set forth in Schedule 5.12(e), to the Knowledge of Seller, Seller is in compliance with all applicable, foreign, Federal and state laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees, except where the failure to be in compliance would not, singly or in the aggregate, have a Material Adverse Effect.
          (f) Schedule 5.12(f) sets forth each Former Employee of the Seller who has, as of the Closing Date, elected coverage (and remains entitled to such coverage as of the Closing Date) under Section 4980B of the Code, coverage mandated by Part 6 of Subtitle B of Title I of ERISA or any comparable state law. Except as set forth on Schedule 5.12(f), to the Knowledge of Seller, there are no claims pending or threatened by any Former Employee which, if adversely determined, would result in a Material Adverse Effect.
          5.13 Litigation. Except as set forth on Schedule 5.13, to the Knowledge of Seller, there are no Legal Proceedings pending or threatened against Seller before any Governmental Body. To the Knowledge of Seller, Seller is not subject to any Order of any Governmental Body. None of the Legal Proceedings, if adversely determined, would result in a Material Adverse Effect.
          5.14 Subsidiaries. Seller has no Subsidiaries other than the Excluded Subsidiaries. Seller does not own, directly or indirectly, any capital stock or equity securities of any Person other than the Excluded Subsidiaries.
          5.15 Financial Advisors. Except as set forth on Schedule 5.15, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Parent or Seller in connection with the transactions contemplated by this Agreement and no such Person is entitled to any fee or commission or like payment in respect thereof.

          5.16 Taxes.
          (a) Except as set forth on Schedule 5.16(a), Seller and Parent have timely filed all Tax Returns that were required to be filed relating to the Business. All such Tax Returns were correct and complete in all material respects. All material Taxes owed by Seller and Parent (whether or not shown on any Tax Return) relating to the Business have been paid. Except as set forth on Schedule 5.16(a), Seller is not the beneficiary of any extension of time within which to file any income Tax Return relating to the Business. Seller has withheld and paid all Taxes relating to the Business required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
          (b) Schedule 5.16(b) lists all federal, state, local, and foreign income Tax Returns filed with respect to the Business for taxable periods ended on or after December 31, 2004, indicates those income Tax Returns that have been audited, and indicates those income Tax Returns that currently are the subject of audit. No deficiency for any Taxes relating to the Business has been proposed, asserted or assessed against Seller or Parent and no issue relating to the Business has been raised by any Taxing Authority which, by application of the same or similar principles, reasonably could be expected to result in a proposed deficiency for any other period not so examined. No waiver, extension or comparable consent given by or on behalf of Seller or Parent regarding the application of the statute of limitations with respect to any Taxes relating to the Business or Tax Return relating to the Business is outstanding, nor is any request for any such waiver or consent pending.
          (c) Except as disclosed on Schedule 5.16(c), there are no federal state, local, or foreign audits, actions, suits, proceedings, claims or administrative proceedings or, to the Knowledge of Seller, investigations, relating to Taxes relating to the Business or any Tax Returns of Seller relating to the Business now pending, and Parent or Seller has not received any notice of any proposed audits, investigations, claims or administrative proceedings relating to Taxes relating to the Business or any Tax Returns of Seller relating to the Business;
          (d) Parent or Seller has not received any written ruling relating to Taxes of Seller relating to the Business from any Taxing Authority. No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to Seller relating to the Business.
          (e) No jurisdiction where Seller does not file a Tax Return has made a claim that Seller is required to file a Tax Return relating to the Business for such jurisdiction or that any Taxes relating to the Business are due as a result of doing any business in such jurisdiction.
          (f) Seller has not participated in a transaction that is described as a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b) relating to the Business.

          (g) Except as set forth on Schedule 5.16(g), Seller is not a party to any Tax allocation or sharing agreement relating to the Business. Except insofar as Seller has been a member of the affiliated group of which Parent is the common parent since on or about May 18, 1999 (and thus may have a liability for Taxes under Section 1.1502-6 of the Treasury Regulations adopted under the Code) or as otherwise disclosed on Schedule 5.16(g), Seller has never been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income tax return. Except insofar as Seller has been a member of the affiliated group of which Parent is the common parent since on or about May 18, 1999, Seller has no liability for the Taxes of any person under Section 1.1502-6 of the Treasury Regulations adopted under the Code (or any similar provision of state, local, or foreign law). Except for liability as a transferee or successor of CinemaSource, Inc. or any Affiliate thereof that arose prior to on or about May 18, 1999, Seller has no liability for Taxes of any Person as a transferee or successor, by contract, or otherwise.
          5.17 No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in this Article V (as modified by the Schedules hereto as supplemented or amended), neither Seller nor Parent makes any other express or implied representation or warranty with respect to Seller, Parent, the Business, the Purchased Assets, the Assumed Liabilities or the transactions contemplated by this Agreement, and Seller disclaims any other representations or warranties, whether made by Seller or any of its respective Affiliates, officers, directors, employees, agents or representatives. Except for the representations and warranties contained in this Article V (as modified by the Schedules hereto as supplemented or amended), Seller hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to Purchaser or its Affiliates or representatives (including any opinion, information, projection or advice that may have been or may be provided to Purchaser by any director, officer, employee, agent, consultant or representative of Seller or any of its Affiliates). Seller makes no representations or warranties to Purchaser regarding the probable success or profitability of the Business. The disclosure of any matter or item in any schedule hereto shall not be deemed to constitute an acknowledgment that any such matter is required to be disclosed.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER
     Purchaser hereby represents and warrants to Seller that:
          6.1 Organization and Good Standing. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business.
          6.2 Authorization of Agreement. Purchaser has all requisite limited liability company power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the “Purchaser Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each

Purchaser Document have been duly authorized by all necessary limited liability company action on behalf of Purchaser. This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly executed and delivered by Purchaser and (to the extent he is a party thereto) West and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, the legal, valid and binding obligation of Purchaser and, if applicable, West, enforceable against Purchaser and, if applicable, West in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).
          6.3 Conflicts; Consents of Third Parties.
          (a) Except as set forth on Schedule 6.3(a), none of the execution and delivery by Purchaser of this Agreement or the Purchaser Documents, the consummation of the transactions contemplated hereby or thereby, or the compliance by Purchaser with any of the provisions hereof or thereof will conflict with, or result in any violation of or material default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the operating agreement (or other organizational and governing documents) of Purchaser, (ii) any Contract or material Permit to which Purchaser or West is a party or by which Purchaser or West or its or his properties or assets are bound, (iii) any Order of any Governmental Body applicable to Purchaser or West or by which any of the properties or assets of Purchaser or West are bound or (iv) any applicable Law.
          (b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser or West in connection with the execution and delivery of this Agreement or the Purchaser Documents, the compliance by Purchaser or West with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or thereby, the taking by Purchaser or West of any other action contemplated hereby or thereby or for Purchaser to conduct the Business.
          6.4 Litigation. There are no Legal Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or West, or to which Purchaser or West is otherwise a party before any Governmental Body, which, if adversely determined, are reasonably likely to prohibit or restrain the ability of Purchaser or West to enter into this Agreement or consummate the transactions contemplated hereby. Neither Purchaser nor West is subject to any Order of any Governmental Body.
          6.5 Financial Advisors. Except as set forth on Schedule 6.5, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser or West in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

          6.6 Solvency.
          (a) Immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the debt and equity financings being entered into in connection therewith):
     (i) the fair saleable value (determined on a going concern basis) of the assets of Purchaser shall be greater than the total amount of its liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed);
     (ii) Purchaser shall be able to pay its debts and obligations as they become due; and
     (iii) Purchaser shall have adequate capital to carry on the Business and all businesses in which it is about to engage.
          (b) In completing the transactions contemplated by this Agreement, Purchaser does not intend to hinder, delay or defraud any present or future creditors of Purchaser or Seller.
          6.7 No Knowledge of Breach. West has made internal inquiries of appropriate Employees of the Business with respect to each of the representations and warranties of Seller set forth in Article V and, after such inquiry, none of West, Purchaser and/or any of its Affiliates has any knowledge of any facts, events or circumstances that would cause any of the representations or warranties of Seller set forth in Article V to be untrue or incorrect in any respect.
          6.8 Condition of the Business. Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that neither Seller nor Parent is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Seller in Article V hereof (as modified by the Schedules hereto as supplemented or amended), and Purchaser acknowledges and agrees that the Purchased Assets and the Business are being transferred on a “where is” and, as to condition, “as is” basis. Any claims Purchaser may have for breach of representation or warranty shall be based solely on the representations and warranties of Seller set forth in Article V hereof (as modified by the Schedules hereto as supplemented or amended). Purchaser acknowledges that it has conducted to its satisfaction its own independent investigation of the Business and, in making the determination to proceed with the transactions contemplated by this Agreement, Purchaser has relied on the results of its own independent investigation.
ARTICLE VII
COVENANTS
     7.1 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be issued by Parent and shall be substantially in the form attached hereto as Exhibit G. Thereafter, no party hereto shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the transactions contemplated hereby without the prior consent of the other parties hereto (which consent shall not be unreasonably withheld or delayed), except as may be required by Law (including any disclosure and public filings required under, or which Parent determines with advice of counsel is necessary to comply with, rules and regulations of the SEC applicable to Parent), applicable fiduciary duties or by any applicable listing agreement with a national securities exchange or NASDAQ. This provision will not apply to communications by any party to its counsel, accountants and other professional advisors, in each case, who are bound by duty or agreement to maintain such communications confidential.
          7.2 Government Bodies. Each party hereto shall promptly inform the other parties hereto of any oral communication, and provide copies of written communications, with any Governmental Body. No party hereto shall independently participate in any formal meeting with any Governmental Body in respect of any filings, investigation or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate.
          7.3 Confidentiality.
          (a) Purchaser and West acknowledge that all information provided to Purchaser, West and their respective Affiliates and representatives in connection with this Agreement and the transactions contemplated hereby shall be considered confidential and be subject to the terms of the confidentiality agreements (i) between West and Parent, dated July 10, 2006, and (ii) between RHK, LLC and Parent, dated July 10, 2006 (collectively, the “Confidentiality Agreements”), the terms of which are incorporated herein by reference. Purchaser may provide such information to Plainfield Direct Inc. (“Plainfield”) and the other lenders (together with Plainfield, the “Lenders”) party to that certain Credit Agreement dated as of August 24, 2007 (the “Credit Agreement”) by and among the Purchaser, Plainfield, as administrative agent, and the Lenders, provided that prior to providing any such information to the Lenders, Purchaser shall inform the Lenders of the confidential nature of such information and the terms of the Confidentiality Agreements and shall direct the Lenders to (x) not disclose such information and (y) otherwise act in accordance with the Confidentiality Agreements. Without limiting the generality of the foregoing, Purchaser and West shall not, and shall cause their representatives not to, use such information for any purpose unrelated to the consummation of the transactions contemplated hereby. Effective upon, and only upon, the Closing Date, each Confidentiality Agreement shall terminate with respect to information relating solely to the Business or otherwise included in the Purchased Assets; provided, however, that Purchaser acknowledges that any and all other Business Information (as such term is defined in the Confidentiality Agreements) provided to it by Parent, Seller or their representatives concerning Seller and its Affiliates shall remain subject to the terms and conditions of the Confidentiality Agreements after the Closing Date.
          (b) Each of Parent and Seller agrees to maintain in confidence any non-public information relating to the Business and Purchaser, and to use such non-public information only for purposes of consummating the transactions contemplated by this Agreement and enforcing its rights and performing its obligations hereunder. Such confidentiality obligations will not apply to information which (i) at the time of disclosure was in the public domain, (ii) after disclosure, became part of the public domain other than as a result of a breach of this covenant, (iii) is rightfully received from a third party who did not acquire or disclose such information by wrongful or tortuous act, or in breach of this covenant or (iv) is required to be disclosed by applicable Law, regulation, national stock exchange or NASDAQ rule or judicial process.

          7.4 Preservation of Records. Seller and Purchaser agree that each of them shall preserve and keep the records held by it or their Affiliates relating to the Business for a period of seven (7) years from the Closing Date and shall make such records and personnel available to the other as may be reasonably required by such party in connection with, among other things, any insurance claims by, Legal Proceedings or tax audits against or governmental investigations of Parent, Seller or Purchaser or any of their Affiliates or in order to enable Seller or Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby. In the event Seller or Purchaser wishes to destroy such records after that time, such party shall first give ninety (90) days prior written notice to the other and such other party shall have the right at its option and expense, upon prior written notice given to such party within that ninety (90) day period, to take possession of the records within 180 days after the date of such notice.
          7.5 Use of Name. Purchaser agrees that it shall have no right, title or interest in or to the names “Showtimes.com,” “Hollywood Media Corp.” or any other Marks of Parent or any of its Affiliates (other than the Marks listed on Schedule 7.5(a), after the Closing (collectively, the “Purchased Marks”)) or any other Marks containing or comprising the foregoing or confusingly similar thereto (all of the foregoing collectively, the “Retained Marks”). Purchaser agrees that it will not at any time hold itself out as having any affiliation with Seller, Parent or any of its Affiliates. In furtherance thereof, as promptly as practicable but in no event later than ninety (90) days following the Closing Date, Purchaser shall remove, strike over or otherwise obliterate all references to the Showtimes.com and Hollywood Media Corp. names and the other names and Marks listed on Schedule 7.5(b) (collectively, the “Restricted Marks”) from all materials including, without limitation, any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, Web sites, computer software and other materials. Purchaser agrees that use of the Restricted Marks during the period authorized by this Section 7.5 shall be (i) only with respect to inventories of packaging, labels, sales literature and other hard copy materials existing as of the Closing Date, (ii) strictly the same as existed prior to the Closing Date, and (iii) at a level of quality equal to, or greater than, the quality of goods and services with respect to which the Restricted Marks were used by Seller prior to the Closing Date. Purchaser agrees (i) not to contest the ownership or validity of any rights of Parent or any of its Affiliates in or to the Retained Marks, (ii) that the Retained Marks are the sole property of Parent or its Affiliates and Purchaser will do nothing inconsistent with such ownership, and (iii) not to attack the Retained Marks in any way or use, register or seek to register any Trademark which is the same as, contains or is confusingly similar to a Retained Mark.
          7.6 Ridgefield Lease Guarantee. Each of the parties acknowledges that the Parent guarantee of the lease by and between CH Realty Corp, LLC and Seller, dated as of July 22, 2002, as amended by the lease extension agreement dated as of September 21, 2004 (the “Ridgefield Lease Guarantee”) shall remain in place until the second anniversary of the date of this Agreement, on which date such guarantee shall terminate without further action by any Person. Notwithstanding the foregoing, the parties agree that Parent shall not be required to make any payments under the Ridgefield Lease Guarantee and Purchaser and West shall take all action necessary to ensure that Parent is not required to make any payment under the Ridgefield Lease Guarantee and that such guarantee is terminated on the second anniversary of the date hereof.

          7.7 Mail; Collection of Receivables.
          (a) Mail. From and after the Closing Date, Purchaser shall have the right to receive and open all mail, packages and other communications addressed to Seller and relating to the Business, and Purchaser agrees promptly (and in any event within ten (10) Business Days) to deliver to Seller any such mail, packages or other communications received directly or indirectly by Purchaser to the extent relating to the Excluded Assets. Notwithstanding the foregoing, during the term of the Transition Services Agreement, Seller shall have the right to receive and open all mail, packages and other communications addressed to Seller and relating to the Business, and Seller agrees promptly (and in any event within ten (10) Business Days) to deliver to Purchaser any such mail, packages or other communications received directly or indirectly by Purchaser to the extent relating to the Purchased Assets, and Purchaser shall reimburse Seller for any costs incurred by Seller in delivering such mail, packages and other communications to Purchaser.
          (b) Collection of Receivables.
     (i) Purchaser shall have the right and authority to collect, for its own account, all of the receivables included in the Purchased Assets, and Seller shall promptly (and in any event within five (5) Business Days) transfer or deliver to Purchaser any cash or other property received directly or indirectly by Seller in respect of such receivables, including any amounts payable as interest by third parties relating to such receivables, and such funds will be deemed held in trust for the benefit of the Purchaser until so transferred or delivered by Seller to Purchaser.
     (ii) Purchaser shall use commercially reasonable efforts to collect the Past Due Receivables and the Excluded Receivables. Any amounts received from a customer having outstanding Past Due Receivables or Excluded Receivables shall be applied to outstanding receivables as directed in writing by such customer; provided, however, that any payment received from such customer for which Purchaser has not received written application instructions shall first be applied towards the payment of the oldest Excluded Receivables of such customer until such Excluded Receivables are paid in full, then (to the extent of any excess amount not so applied) to payment of the oldest Past Due Receivables until such Past Due Receivables of such customer are paid in full, and then (to the extent of any excess amount not so applied) to such other accounts receivable of such customer as Purchaser shall designate; provided further, however, that nothing contained herein shall limit the rights of Seller to take any action permitted by Law to collect any amounts outstanding that are included in the Excluded Receivables. Each of Purchaser and West shall not, and shall cause their respective Affiliates and representatives not to, request, direct or otherwise attempt to cause any customer to designate a payment to any particular outstanding invoice or receivable in a manner that is inconsistent with this Section 7.7(b) if such customer has outstanding receivables or invoices that are either Past Due Receivables or Excluded Receivables.

     (iii) Purchaser shall promptly (and in any event within five (5) Business Days), transfer or deliver to Seller (i) any cash or other property received directly or indirectly by Purchaser in respect of the Excluded Receivables, and (ii) 50% of all cash and other property received directly or indirectly by Purchaser in respect of the Past Due Receivables, in each case, including any amounts paid as interest by third parties relating to such receivables, and such funds will be deemed held in trust for the benefit of Seller until so transferred or delivered by Purchaser to Seller.
ARTICLE VIII
EMPLOYEES AND EMPLOYEE BENEFITS
          8.1 Employment.
          (a) Transferred Employees. Effective as of the Closing, Purchaser shall make offers of employment to each of the Employees who remain employed immediately prior to the Closing to commence immediately following the Closing. All such employment offered by Purchaser will be “at will” and may be terminated by Purchaser at any time for any reason (subject only to any written commitments to the contrary made by Purchaser). Each such offer of employment shall be for substantially the same total compensation and position as in effect immediately prior to the Closing. Such individuals who accept such offer by the Closing Date are hereinafter referred to as the “Transferred Employees.” Purchaser and its Affiliates shall be responsible for any Liability (including severance) that arises from any Employee not accepting such offer of employment.
          (b) Purchaser shall provide each Transferred Employee who is terminated by Purchaser for any reason other than cause during the one-year period following the Closing Date with severance payments and severance benefits that are substantially similar to the severance payments and severance benefits set forth in Schedule 8.1(b).
          (c) Standard Procedure. Pursuant to the “Standard Procedure” provided in section 4 of Revenue Procedure 2004-53, 2004-34 I.R.B. 320, (i) Purchaser and Seller shall report on a predecessor/successor basis as set forth therein, (ii) Seller will not be relieved from filing a Form W-2 with respect to any Transferred Employees, and (iii) Purchaser will undertake to file (or cause to be filed) a Form W-2 for each such Transferred Employee with respect to the portion of the year during which such Employees are employed by Purchaser that includes the Closing Date, excluding the portion of such year that such Employee was employed by Seller.
          (d) Subject to Section 8.2(a), Seller and Parent hereby expressly acknowledge and agree that following the Closing Date the Purchaser, in its sole discretion, shall have the right to fix the level of compensation and benefits of employment to be provided to Transferred Employees, and that the Purchaser may modify the terms and conditions of employment of any Transferred Employee from time to time.

          (e) Nothing expressed or implied in this Agreement is intended to confer upon any Employee or Transferred Employee or his or her legal representatives any rights or remedies, including, without limitation, any rights of employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement.
          8.2 Employee Benefits.
          (a) For a period of one year after the Closing Date, Purchaser shall provide the Transferred Employees with benefits under employee benefit plans that, in the aggregate, are substantially comparable with those with which they are currently being provided by Parent or Seller. Each of the plans maintained by Purchaser or its Affiliates in which Transferred Employees are eligible to participate shall take into account for purposes of eligibility, vesting and the calculation of severance or vacation benefits thereunder, the length of service of such Transferred Employees with Seller, Parent or any of their predecessor entities through the Closing Date, to a comparable extent that such service was credited under a comparable employee benefit plan of Seller or Parent; provided, however, that such credit shall not result in a duplication of benefits for the same period of service.
          (b) Purchaser shall take all such actions as are necessary or appropriate to ensure that each Transferred Employee, each such Transferred Employee’s spouse and dependent children covered under a group health plan of Seller or Parent on the Closing Date shall be eligible to enroll for coverage effective not later than 90 days after the Closing Date under a group health plan maintained by Purchaser. Purchaser shall take all such reasonable actions as are necessary or appropriate to cause each group health plan maintained by Purchaser in which a Transferred Employee, any such Transferred Employee’s spouse or dependent children will participate after the Closing Date to waive any waiting period, evidence of insurability requirement or pre-existing condition limitation that did not also apply under the applicable group health plan of Seller or Parent, subject to approval by the insurer providing benefits under such plan, if applicable.
          (c) Accrued Vacation. Except as required by applicable Law, Purchaser shall be responsible for all Liabilities with respect to Transferred Employees attributable to their accrued and unused vacation (to the extent taken into account in calculating Closing Working Capital) and sick days through the Closing Date.
          (d) COBRA. Each of Seller and Parent agrees to fulfill all obligations under the continuation coverage rules of COBRA with respect to a “qualifying event” within the meaning of Section 4980B(f) of the Code occurring on or before the Closing Date with respect to Former Employees and any Employees and their dependents, including M & A qualified beneficiaries (as defined in Treasury Regulation Section 54.4980B-9), with respect to this transaction; provided, however, that Purchaser agrees that it will reimburse Seller or Parent for all out-of-pocket expenses incurred by them in connection therewith. From and after the Closing, Purchaser and its Affiliates shall be responsible for providing the group health plan continuation coverage pursuant to Section 4980B of the Code and Sections 601-609 of ERISA for Transferred Employees and their eligible dependents who incur a “qualifying event” within the meaning of Code Section 4980B(f)(3) after the Closing

          (e) WARN Act. Purchaser and its Affiliates shall be responsible for, and shall indemnify and hold Parent and its Affiliates harmless from and against, all liabilities under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. Sections 2101-2109, or any similar laws (altogether, the “WARN Act”) and shall satisfy any required notice requirements under the WARN Act.
ARTICLE IX
[Intentionally Omitted.]
ARTICLE X
SURVIVAL; INDEMNIFICATION
          10.1 Survival of Representations, Warranties and Covenants. The representations and warranties of Seller and Purchaser contained in this Agreement shall survive the Closing and expire on the first anniversary of the Closing Date. Notwithstanding the foregoing, the representations and warranties of (i) Seller contained in (A) Section 5.2 (Authorization of Agreement) and (B) Section 5.6 (Title to Purchased Assets) (collectively, the “Surviving Claims”) and (ii) Purchaser contained in (A) Section 6.2 (Authorization of Agreement), and (B) Section 6.7 (No Knowledge of Breach) solely to the extent it relates to and affects Seller’s representations and warranties in Section 5.6 shall survive the Closing and expire on the third anniversary of the Closing Date.
          10.2 Indemnification by Seller. Seller shall save, defend, indemnify and hold harmless West, Purchaser and the officers, directors, employees, agents, successors and assigns of Purchaser (collectively, the “Purchaser Indemnified Parties”) from and against any and all losses, damages, liabilities, deficiencies, claims, interest, awards, obligations, debts, fines, fees, judgments, penalties, costs and expenses (including reasonable attorneys’ fees, costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (but excluding incidental and consequential damages and any claims for diminution in value) (hereinafter collectively, “Losses”) arising out of, in connection with or resulting from:
          (a) any breach of any representation or warranty made by Seller contained in this Agreement;
          (b) any breach of or failure to perform, carry out, satisfy or discharge any covenant or agreement of Seller contained in this Agreement;
          (c) any Excluded Asset or any Excluded Liability; and
          (d) any fees, commissions, or like payments to any Person for having acted or claiming to have acted, directly or indirectly, as a broker for Parent or Seller in connection with the transactions contemplated by this Agreement.
          10.3 Indemnification by Purchaser. Purchaser shall save, defend, indemnify and hold harmless each of Seller, Parent and their Affiliates, and their respective officers, directors, employees, agents, successors and assigns (collectively, the “Seller

Indemnified Parties”) from and against any and all Losses arising out of, in connection with or resulting from:
          (a) any breach of any representation or warranty made by Purchaser contained in this Agreement;
          (b) any breach of or failure to perform, carry out, satisfy or discharge any covenant or agreement of Purchaser contained in this Agreement;
          (c) any Purchased Asset or any Assumed Liability;
          (d) the ownership or operation of the Business after the Closing, including, without limitation, any claims arising out of or in respect of the modification by Purchaser of the terms and conditions of employment of any Transferred Employee;
          (e) any fees, commissions, or like payments to (i) Hugh Kinsman or any Affiliate of Hugh Kinsman for having acted or claiming to have acted, directly or indirectly, as a broker for Parent, Seller or any of their Affiliates in connection with the transactions contemplated by this Agreement or (ii) any Person having acted or claiming to have acted, directly or indirectly, as a broker for West or Purchaser in connection with the transactions contemplated by this Agreement; and
          (f) any claim made after the Closing under the Ridgefield Lease Guarantee and any other guarantees provided by Parent prior to the Closing or at the request of Purchaser in respect of the Business.
          10.4 Indemnification by West. West shall save, defend, indemnify and hold harmless each of the Seller Indemnified Parties from and against any and all Losses arising out of, in connection with or resulting from any claim made after the Closing under the Ridgefield Lease Guarantee and any other guarantees provided by Parent prior to the Closing or at the request of Purchaser in respect of the Business. It shall not be necessary for Seller to institute or exhaust any remedies or causes of action against Purchaser or any other Person as a condition to the obligations of West hereunder.
          10.5 Procedures.
          (a) In order for a Purchaser Indemnified Party or Seller Indemnified Party (the “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement as a result of a Loss or a claim or demand made by any Person against the Indemnified Party (a “Third Party Claim”), such Indemnified Party shall deliver notice thereof to the party against whom indemnity is sought (the “Indemnifying Party”) promptly after receipt by such Indemnified Party of written notice of the Third Party Claim, describing in reasonable detail the facts giving rise to any claim for indemnification hereunder, the amount or method of computation of the amount of such claim (if known) and copies of any relevant documentation evidencing such claim. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article X except and solely to the extent that the Indemnifying Party is prejudiced by such failure.

          (b) The Indemnifying Party shall have the right, upon written notice to the Indemnified Party within thirty (30) days of receipt of notice from the Indemnified Party of the commencement of such Third Party Claim, to assume the defense thereof at the expense of the Indemnifying Party with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided, that the Indemnifying Parties shall agree that such Third Party Claim is covered by the indemnity set forth herein. If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the sole cost and expense of the Indemnified Party; provided, however, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (i) so requested by the Indemnifying Party to participate or (ii) in the reasonable opinion of counsel to the Indemnified Party a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable; and provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel (plus any appropriate local counsel) for all Indemnified Parties in connection with any Third Party Claim. Regardless of whether the Indemnifying Party assumes the defense of any Third Party Claim, each party shall cooperate with the other party in such defense and make available all witnesses, pertinent records, materials and information in its possession or under its control relating thereto as is reasonably required by the other party. The party controlling such defense shall keep the other party hereto advised of the status of such Third-Party Claim and the defense thereof and shall consider recommendations made by the other party hereto with respect thereto. The Indemnifying Party shall not agree to any settlement of such Third-Party Claim that imposes any liability or obligation on the Indemnified Party or that does not include a full, complete and unconditional release of the Indemnified Party from all liability with respect thereto, in each case, without the prior written consent of the Indemnified Party.
          (c) In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim promptly to the Indemnifying Party, describing in reasonable detail the facts giving rise to any claim for indemnification hereunder, the amount or method of computation of the amount of such claim (if known) and copies of any relevant documentation evidencing such claim. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article X except to the extent and solely that the Indemnifying Party is prejudiced by such failure. The Indemnified Party shall reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation shall include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.

          10.6 Limits on Indemnification.
          (a) No claim for indemnification may be asserted against a party for breach of any representation or warranty contained herein, unless written notice of such claim is received by such party pursuant to the terms hereof on or prior to the date on which the representation or warranty on which such claim is based expires as set forth in Section 10.1, in which case such representation or warranty shall survive as to such claim until such claim has been finally resolved.
          (b) Notwithstanding anything to the contrary contained in this Agreement:
     (i) the maximum aggregate amount of indemnifiable Losses that may be recovered from Seller by Purchaser Indemnified Parties pursuant to Section 10.2(a) shall be an amount equal to $1,000,000; provided, however, that this Section 10.6(b)(i) shall not apply to amounts payable in connection with Surviving Claims, for which Sellers shall be required to indemnify Purchaser Indemnified Parties for the amount of all Losses, up to the Total Consideration;
     (ii) Seller shall not be liable to any Purchaser Indemnified Party for any claim for indemnification pursuant to Section 10.2(a) unless and until the aggregate amount of all indemnifiable Losses that may be recovered from the Seller equals or exceeds $250,000, and thereafter Seller shall be liable only for the amount of Losses that exceeds $100,000; provided, however, that this Section 10.6(b)(ii) shall not apply to amounts payable in connection with Surviving Claims; and
     (iii) Seller shall not be liable to any Purchaser Indemnified Party for any claim for indemnification unless the amount of indemnifiable Loss of such claim equals or exceeds $7,500; provided, however, that this Section 10.6(b)(iii) shall not apply to amounts payable in connection with Surviving Claims.
          (c) To the extent that any Losses that are subject to indemnification pursuant to this Article X are covered by insurance, a party shall use commercially reasonable efforts to obtain the maximum recovery under such insurance; provided, however, that such party shall nevertheless be entitled to bring a claim for indemnification under this Article X in respect of such Losses and the amount of such claim shall be reduced by any amounts collected from any insurance company or third party, including insurance proceeds; provided, further, that to the extent that subsequent to receiving such indemnification an Indemnified Party receives any such amount from an insurance company or third party, then such Indemnified Party shall promptly pay such amounts to the Indemnifying Party. Notwithstanding any other provisions of this Agreement, it is the intention of the parties that no insurer or any other third party shall be (i) entitled to a benefit it would not be entitled to receive in the absence of the foregoing indemnification provisions, or (ii) relieved of the responsibility to pay any claims for which it is obligated.
          (d) Purchaser and West hereby acknowledge and agree that West, as the former owner of the Business prior to its acquisition by Parent, has been since the date of such acquisition and currently is the principal manager of the Business, and has intimate knowledge of the ongoing, day-to-day operations of the Business. Accordingly, notwithstanding anything contained herein to the contrary, each of the representations and warranties of Seller contained in Article V of this Agreement, except those representations and warranties made by Seller in the first (but not any other) sentence of Section 5.1 and in Sections 5.2, 5.3(a)(i) and 5.15, is

qualified in its entirety by any knowledge that West may have concerning any undisclosed matter that is contrary to such representations and warranties of the Seller, in which event Seller shall be deemed not to be in breach of such representations and warranties to the extent of any such knowledge of West. In addition, any obligation of Seller to indemnify as a result of a breach by Seller of any of its representations and warranties contained in Article V are hereby suspended, waived and offset to the extent that Purchaser or its Affiliates are in breach of Purchaser’s representations and warranties contained in Section 6.7, but only to the extent that such breach relates to the same matters giving rise to Seller’s obligation to indemnify; it being understood and agreed that (i) any such breach of representations and warranties contained in Section 6.7 shall be an absolute defense against any such claim for indemnification by any of the Purchaser Indemnified Parties, but only to the extent that such breach relates to the same matters giving rise to Seller’s obligation to indemnify and (ii) Seller shall have no obligation to indemnify any of the Purchaser Indemnified Parties in respect of any Losses incurred as a result of a breach by Seller of any of its representations and warranties contained in Article V until every claim Seller may have against Purchaser for Purchaser’s breach of its representations and warranties contained in Section 6.7 shall be finally determined.
          10.7 Excluded Liabilities. Each indemnification payment made pursuant to this Article X in respect of Excluded Liabilities shall be deemed to be an adjustment to the Total Consideration.
ARTICLE XI
MISCELLANEOUS
          11.1 Payment of Sales, Use or Similar Taxes. Purchaser and Seller shall each be responsible for one-half of any sales taxes applicable to the Purchased Assets and for all other applicable sales, use, stamp, documentary, filing, recording, transfer or similar fees or taxes or governmental charges (including real property transfer gains taxes, UCC-3 filing fees, FAA, ICC, DOT, real estate and motor vehicle registration, title recording or filing fees and other amounts payable in respect of transfer filings) in connection with the transactions contemplated by this Agreement, including any Taxes payable with respect to the issuance, execution or delivery of the Purchaser Documents to Seller (other than taxes measured by or with respect to income imposed on Seller or its Affiliates); provided, however, that each of Purchaser and West shall be solely responsible for all of the foregoing taxes and fees that are incurred by Purchaser and West, as applicable, in connection with or incidental to any financing obtained by Purchaser in connection with the transactions contemplated hereby. The party required by Law, at its expense, shall file all necessary documents (including all Tax Returns) with respect to all such amounts in a timely manner.
          11.2 Expenses. Except as otherwise provided in this Agreement, each of Seller and Purchaser shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

          11.3 Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial.
          (a) The parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the borough of Manhattan of the City, County and State of New York over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
          (b) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the delivery of a copy thereof in accordance with the provisions of Section 11.6.
          (c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.
          11.4 Entire Agreement; Amendments and Waivers. This Agreement (including the Schedules and Exhibits hereto), the other agreements contemplated herein and the Confidentiality Agreements represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and thereof. This Agreement can be amended, supplemented or changed by the written consent of all of the parties hereto, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
          11.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and performed in such State without giving effect to the choice of law principles of such State that would require or permit the application of the laws of another jurisdiction.

          11.6 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or (iii) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):
     If to Seller or Parent, to:
Hollywood Media Corp.
2255 Glades Road, Suite 221A
Boca Raton, Florida 33431
Facsimile: (561) 998-2974
Attention: Mitchell Rubenstein
     With a copy (which shall not constitute notice) to:
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Facsimile: (212) 310-8007
Attention: Jeffrey Nadler
     If to Purchaser or West, to:
West World Media, LLC
63 Copps Hill Road
Ridgefield, Connecticut 06877
Facsimile: (203) 894-8838
Attention: Brett West
     With a copy (which shall not constitute notice) to:
Sonnenschein Nath & Rosenthal LLP
1221 Avenue of the Americas
New York, New York 10020
Facsimile: (212) 768-6800
Attention: Jane A. Meyer
          11.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
          11.8 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as expressly stated herein or as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by either Parent, Seller or Purchaser, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void, provided, that each of the parties hereto acknowledges, agrees and consents to the collateral assignment by Purchaser of all of its right, title and interest in and to this Agreement and the documents and agreements executed in connection herewith (including, in each case, the performance of Purchaser’s obligations hereunder and thereunder) to Plainfield, as administrative agent for itself and the other Lenders, but only in connection with and to the extent required to enable the Lenders to exercise their rights and remedies to enforce their security under the Credit Agreement. No assignment of any obligations hereunder shall relieve the parties hereto of any such obligations. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.
          11.9 Guarantees of Obligations.
          (a) Parent hereby guarantees and agrees to be jointly and severally liable for the prompt and complete performance of Seller’s obligations under this Agreement and the Seller Documents, but subject to the same limitations as those on Seller’s obligations hereunder, including its indemnification obligations under Article X, as if Parent had delivered the representations and warranties of Seller set forth in Article V on a joint and several basis. Parent’s obligations are unconditional irrespective of any circumstances which might otherwise constitute, by operation of law, a discharge of a guarantor and it shall not be necessary for Purchaser to institute or exhaust any remedies or causes of action against Seller or any other Person as a condition to the obligations of Parent hereunder.
          (b) West hereby guarantees and agrees to be jointly and severally liable for the prompt and complete performance of Purchaser’s obligations under Section 10.3(f). West’s obligations are unconditional irrespective of any circumstances which might otherwise constitute, by operation of law, a discharge of a guarantor and it shall not be necessary for Seller to institute or exhaust any remedies or causes of action against Purchaser or any other Person as a condition to the obligations of West hereunder.
          (c) The parties hereby irrevocably waive any right to receive a formal notification or to request that any other formalities or protest be accomplished and expressly undertake not to exercise, and waive to the fullest extent lawful, any rights that they may have under applicable law.
          11.10 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of Parent, Seller or any of their respective Affiliates shall have any liability for any obligations or liabilities of Parent or Seller under this Agreement or the Seller Documents for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.
          11.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.
[Signature Page Follows]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective authorized officers as of the date first written above.

HOLLYWOOD MEDIA CORP.
By:	/s/ Mitchell Rubenstein
	Name:	Mitchell Rubenstein
	Title:	Chief Executive Officer

SHOWTIMES.COM, INC.
By:	/s/ Mitchell Rubenstein
	Name:	Mitchell Rubenstein
	Title:	Co-Chief Executive Officer

BRETT WEST
/s/ Brett West

WEST WORLD MEDIA, LLC
By:	/s/ Brett West
	Name:	Brett West
	Title:	President and Chief Executive Officer